

September 5, 2013

Via E-mail
Richard S. Willis
Chief Executive Officer
Navarre Corporation
7400 49th Avenue North
Minneapolis, MN 55428

> **Re:** **Navarre Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed May 29, 2013**
> **File No. 000-22982**

Dear Mr. Willis:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended March 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 39

1. Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please tell us your consideration of providing enhanced disclosures that focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding ("DSO") and inventory

turnover at each balance sheet date and the impact it has on your cash flows. We refer you to FRC 501.13(b)(1).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 85

2. We note from your disclosures on page 86 that your service revenue arrangements contain multiple service elements, such as web implementation and migration, web site support, e-commerce services and additional services. Please clarify your disclosures that indicate under the provisions of ASC 605, the deliverables are regarded as one unit of accounting and the revenue recognition pattern is determined for the combined unit. In this respect, explain why you consider the deliverables as a single unit of accounting when web site implementation and migration revenues are deferred and recognized ratably over the term of the arrangement, but the revenues from the remaining service elements are recorded on a monthly basis as the services are provided. Describe how quote monthly fees are determined. Indicate whether these fees are recognized in full in the month that the fee is quoted or whether the fee is amortized over the remaining term of arrangement.

Note 8. Inventories, page 96

3. Please tell us how your inventory valuation policy complies with the guidance in SAB Topic 5 (BB) and ASC 330-10-35-14. That is, inventory reserves should establish a new cost basis and, therefore, reserve balances as of the year-end should not be reflected in a separate account. In addition, if any of this inventory is resold in subsequent periods, please ensure that your results of operations within the MD&A disclosures adequately describe the impact on your gross profit.

Note 17. Income Taxes, page 101

4. Please explain your consideration of separately disclosing income before income tax expense for both your domestic and foreign operations. We refer you to Rule 4-08(h) of Regulation S-X.

5. Please tell whether you have any undistributed earnings from foreign subsidiaries and if so, please tell us your consideration of disclosing the amount of the undistributed earnings and the unrecognized deferred tax liability related to the undistributed earnings. We refer you to ASC 740-30-50-2.

6. Please tell us your consideration of including a description of the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

Note 23. Business Segments, page 107

7. Please clarify whether the amount of revenues attributable to any individual foreign country are material. We refer you to FASB ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters.   If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief